     For HI: Directly and indirectly via its wholly owned subsidiary 504468 N.B.
Inc.

     For Ravelston: Indirectly, via its control of HI.

     For Lord Black: Directly and indirectly, via his control of Ravelston, which controls HI.

     For Lady Black: Directly and indirectly, via her spouse, Lord Black, and his control of Ravelston, which controls HI.